Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”).

At the Deutsche Bank 2022 Technology Conference held on August 31, 2022, Steven G. Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer of MaxLinear, responded to questions from Ross Seymore of Deutsche Bank relating to the pending acquisition of Silicon Motion, as set forth below.

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Ross Seymore:	So why don't we -- we're going to talk a lot about your core business, but why don't we knock out the Silicon Motion topic first and foremost. Talk about the overall overriding strategic logic of the business. People look at it as a good company, but a very different company than what you currently do. And I think there's a little more overlap than people might be appreciative of initially. But talk about the strategic logic of it before we get into the financials.

Steve Litchfield:	Sure. Yes. There's two or three kind of key items here. Clearly, scale is a big aspect of the acquisition. We see more and more consolidation. The bigger you are, the more breadth of product offering and technologies that you have, the better. So that makes a big difference. It helps us, wafer supply, specifically on the Silicon Motion side, when these guys do 2, 3 times more wafer volume than we do. And so that's definitely going to help out as far as pricing negotiations and the like. So that's a positive.

At the same time, we get to leverage a lot bigger R&D investment across a much bigger company. A lot of the R&D development, IP development that we're doing now can be leveraged across a much larger company. But a lot of the same IPs we're developing is that they're developing, so we intend to take advantage of that. And that's just another aspect of scale that we'll benefit from. At the end of the day, the scale piece is a big part of it.

Naturally, the storage business is a big market with a big growth potential. Double digit growth over the next several years. We're excited about that. We see that as a potential. We play in this market, a lot of folks aren't aware. We sell into the enterprise storage market today and are familiar, have a compression technology. Won a big award at FMS recently. So we're excited about that market and have kind of tracked it for some time and thought it would be very complementary. So naturally, getting into storage is exciting. But specifically in enterprise and data center storage is something -- 70% of data centers are storage buys. So at the end of the day, our ability to sell controllers into that space we think is very compelling for companies, shareholders and the like. So that's another big reason for the transaction.

And then I guess lastly, financially, a very good transaction. Excited. It's a large transaction for us. It does get us up to $2 billion. Gross margins. We think we can continue to make some nice improvements on their gross margins to take it from there. We've identified $100 million worth of synergies.

We've got $30 million from COGS that'll come from wafer and back end and stuff like that, some improvements on the COGS front. And then $70 million from the OpEx side that we expect to realize.

Ross Seymore:	Since you guys announced this deal, the consumer side has been weaker and weaker. I know you don't own Silicon Motion right now, but how are you feeling about the deal, given what the expectations were when you bought it -- or when you announced the deal; you haven't purchased it yet -- versus now, considering the markets that they're addressing have tended to be weakening since that time?

Steve Litchfield:	I don't think we've seen anything that we didn't expect. There were early signs. Even Silicon Motion had talked about this back in January/February timeframe at their earnings call. They had seen PC weakness at that time. So that wasn't new. Clearly, during diligence we saw this. We continued to watch the market. These guys are -- handsets, PCs are exposed. I think that being said, they've navigated these cycles in the past and have done extremely well in taking market share and continuing to execute, and I think that will continue to be the case.

Ross Seymore:	You talked about I think a 25% accretion from a financial perspective. When we looked at it, if we put the two companies together and talked a little bit about the accretion, and just even keeping a conservative view on SIMO's revenues, it seemed like the accretion could be a bit more than that. Was the 25% just kind of a conservative metric that you guys were putting into the equation, or was that just a reflection of your view on a potential slowdown in their business that you were embedding?

Steve Litchfield:	I think it's a little bit of both. Or I would chalk it up to conservativism in general. Yes, look, we had anticipated that they would see some potential slowdowns in their business, so we wanted to be conservative, naturally. And at the same time, their gross margins are a bit lower than ours, and so we wanted to have the flexibility to be able to go out and kind of manage that appropriately. Whether that means not providing product or not pursuing -- or maybe a different pricing dynamic, things like that we would assess accordingly, and that's why we set that expectation lower.

Ross Seymore:	So you guys -- I've known you guys since your IPO. I can't recall an acquisition that you've completed where you didn't improve the gross margin over time. Is there anything structurally that would apply on Silicon Motion that would preclude that?

Steve Litchfield:	No, not at all. I think we're very confident that we can make improvements there. I think it's a bit of just -- it's a priority. I don't think it was a big driver for them historically, and I think it will be for us going forward.

Ross Seymore:	Right. I think they were more focused on the growth side, less on the profitability side, and you guys can balance that a little bit more.

Two last questions on this. One, I think you guys just announced you're going to be doing the long form SAMR approval as opposed to the short form. If you just want to update people on that. I don't think it --

Steve Litchfield:	Yes, there was a filing this afternoon made that the short -- we'll actually convert over to -- move forward with the long form, which is consistent with our view. I don't think there's really much of an update there. We've anticipated that the deal would close in the first half of next year. The SAMR process in general is quite an opaque process, and so not great visibility there, but anticipating the first half of next year.

Nothing's changed on the front from the standpoint that there's no overlap in our business. We're not a large company that's looking to do a lot of bundling, which is typically what regulators are concerned about. So we think this has got a great chance to get through in a pretty quick manner. But nothing else has really changed on that front.

Ross Seymore:	Got you. And then the last question on the deal is the somewhat unique choice -- well, you guys are choosing to use mainly debt for this, and so your leverage ratio is going to go up a lot higher than most. You didn't use shares, et cetera. So talk a little bit about it. Is it still 3.5x to 4x levered when the deal is finalized? And how quickly can you bring that down, especially as the concerns about a recessionary environment and rising rates and all of those sorts of things make leverage ratios that high, scare some people?

Steve Litchfield:	So that's right. What we said that we'd expect it to be below 4x at close, and then a year out, get that down below 3x. So while I agree with you, that is relatively high, there's definitely been more semiconductor deals done at higher levels. But completely acknowledge that it's on the higher end. Look, both businesses, our business, their business does throw off a lot of cash. We think we will be 100% focused on paying down that debt as fast as we can, but we think that we can do that very quickly.

Ross Seymore:	What do you think the cost of the debt generally is going to be when it's all said and done?

Steve Litchfield:	Yes. So when we announced the deal, I think our expectation was somewhere in the 4.5% range. I think today, we would say it's probably closer to 5.5%, kind of given how the market's moved. The debt itself will ultimately price closer to the time of the close of the deal. So I think 5.5% is kind of where we expect to see it today. It'll be -- we plan to do it in the Term Loan B market. Now we have been out in the pro rata market, kind of taking some of that off now, which saves us on fees, it lowers the rate, and we can kind of reduce the risk a little bit. So we've been active in doing that thus far.

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Ross Seymore:	And then the last segment you have is the industrial and multi-market side of things. That's calling it a catchall. I don't mean to have that be a pejorative term. But it's more broad-based, obviously from the name, more industrial. Talk a little bit about the drivers there. Is that where some of the storage efforts that you guys have already done organically underneath the covers would overlap with what Silicon Motion's doing? Just talk in general about the drivers there.

Steve Litchfield:	Sure. So industrial multi-market's kind of been -- in some respects, it is somewhat of a catchall bucket. It is a board-based distribution business that we've sold into industrial markets. It's just a wide breadth of markets. There's thousands of customers. Most of that stuff goes through distribution. Historically, we've said it's growing at kind of GDP plus. Kind of a 3%, 4%, 5% growth per year is kind of what we typically expect from this product portfolio, and it's proven itself. We've upgraded the products. It's mostly power management and interface products, and they have been growing.

Those products primarily are focused around infrastructure, or in some respects, broadband. But they can clearly sell into broad-based markets. Even like an Ethernet product or a power management, PoL, regulator that we have targeted to sell into infrastructure, now we've put it into distribution and we have a wider breadth of opportunity. So that's not a lot of changes on that front, but growing and continuing to do well.

Ross Seymore:	So in the last couple minutes that we have, when you guys announced the Silicon Motion deal, the stock got hit pretty substantially. Since then, the stock might be down a little bit, but so is everything else. So really, on a company-specific basis, it hasn't really moved very much different than anything else. What do you think people have missed the most? Or what's the message you'd want to convey on the merits of the Silicon Motion deal, assuming that was the reason why the stock took that step down when the deal was announced?

Steve Litchfield:	Look, I think if you look at the timing of the deal, and I think the feedback that we got in May was kind of two-fold. It was the consumer exposure, which you brought up a little bit earlier, and the leverage. And I think it was, frankly, the combination. I think it was a bit of -- like the leverage, yes, it was a bit high, but in different markets, maybe I would have been more comfortable. And vice versa. Consumer --. So it was that combination that I think made it a little bit worse.

As far as I think where a lot of questions that we get and what we try to address is, okay, so what about consumer? How bad is it? Things like that. And you're seeing that play out now. I think from our perspective, we had seen that, Silicon Motion had seen that, the market had seen that earlier. We're seeing it play out. But I think as you walk through -- and those who are more familiar with Silicon Motion I think are more comfortable with that as well because they've seen them execute. They've seen the share gains that they've made. They've seen the wins and how they've navigated this in the past. And so I think they're much more -- those that are familiar are much more comfortable.

On the leverage side, also we spend a lot of time just talking through cash flow generation on the MaxLinear side of the business has been extremely good. For that matter, Silicon Motion has been good also. And I think the model itself for the combined company is very compelling, and it doesn't require a huge amount of CapEx needs. There's some opportunities on the synergy side. There some real estate opportunities. There's various ways that we intend to cut back on some of the capital required, and then naturally just driving up profitability to increase cash flow and pay down that debt.

Ross Seymore:	Got it. Well, we are right on time. So Steve, thank you so much for joining us out here in Vegas, and best of luck getting that deal closed.

Steve Litchfield:	Great. Thank you. Thank you, Ross.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about consummation of the proposed transaction and the anticipated benefits thereof, the anticipated timing of the SAMR review and final determination, anticipated market growth, including the industrial multi-market and storage market, anticipated gross margins and revenue growth, and the cost and impact of debt financing. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the Securities and Exchange Commission (the “SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear.

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.